Exhibit 99.1

Foresight Announces First Quarter 2022 Financial Results

NESS ZIONA, Israel — May 26, 2022 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight or the “Company”), today reported financial results for the first quarter of 2022. Foresight ended the first quarter of 2022 with $40.4 million in cash, cash equivalent, restricted cash and short-term deposits.

The Company reported a GAAP net loss of $2.02 million for the first quarter of 2022 and a non-GAAP net loss for the same period of $1.53 million.

“The milestones achieved during the first quarter of 2022 demonstrate that our long-term product roadmap and business strategy are beginning to enter a significant new phase. Following successful demonstrations to customers of our wide range of solutions, we are now engaging in new partnerships to deploy our technology on a larger scale. Both Foresight and Eye-Net Mobile Ltd. (“Eye-Net Mobile”), our wholly owned subsidiary, continue to expand into new regions and addressable industries, demonstrating the breadth of our potential markets,” said Haim Siboni, CEO of Foresight.

“The establishment of Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), our fully owned subsidiary in Jiangsu Province, China, demonstrates our belief in the potential of the Chinese market. We believe that working seamlessly with local partners, manufacturers and suppliers in China will allow more collaborations and joint undertakings. Additionally, Foresight is now developing a custom 3D sensor solution for a leading Israeli defense integrator, for which the Israeli Defense Force (IDF) is the end customer. This technology is expected to replace LiDAR in the defense integrator’s 3D perception products. As Foresight demonstrates the ability to tailor its technology to the needs of specific applications and industries, we expect to see growing interest from customers with specialized requirements,” concluded Mr. Siboni.

First Quarter 2022 Financial Results

●	Revenues for the three months ended March 31, 2022 amounted to $35,000. The revenues were generated primarily from the successful completion of the first milestone of a proof-of-concept (POC) project with a leading Japanese Tier One supplier for the automotive industry.

●	Research and development (R&D) expenses, net for the first quarter of 2022 were $2,692,000, compared to $2,659,000 in the first quarter of 2021. R&D expenses in the first quarter of 2022 are offset by participation from the European Horizon 2020 program in the amount of $172,000.

●	General and administrative (G&A) expenses for the first quarter of 2022 were $1,188,000, compared to $1,206,000 in the first quarter of 2021. The decrease is attributed primarily to a decrease in payroll and related expenses and public company expenses, offset by increase in professional services and share based payments to service providers.

●	Finance income, net for the three months ended March 31, 2022 amounted to $2,472,000. Finance income, net is attributed primarily to gains from revaluation of our investment in Rail Vision Ltd to its fair value, following its initial public offering on Nasdaq, in the amount of $2,793,000 offset by exchange rate differences and other expenses in the amount of $328,000.

●	GAAP net loss for the first quarter of 2022 was $2,024,000 or $0.006 per ordinary share compared to a GAAP net loss of $4,362,000, or $0.014 per ordinary share in the first quarter of 2021.

●	Non-GAAP net loss for the first quarter of 2022 was $1,527,000 or $0.005 per ordinary share compared to a non-GAAP net loss of $3,201,000 in the first quarter of 2021 or $0.010 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Balance Sheet Highlights

●	Cash, restricted cash and short-term deposits totaled $40.4 million as of March 31, 2022, compared to $45.7 million as of December 31, 2021.

●	GAAP shareholder’s equity totaled $47.1 million as of March 31, 2022, compared to $48.6 million as of December 31, 2021. The decrease is attributed to the net loss for the period, offset by share based payments to employees, consultants, and directors for the same period.

First Quarter Corporate Highlights:

●	Foresight Established Joint POC Project with American Division of Japanese Tier One Supplier to Enhance ADAS Vision Systems: Following the successful evaluation of a QuadSight® vision system prototype in March 2021, in January 2022 Foresight announced the establishment of a joint POC project with the American division of a leading Japanese Tier One supplier in the automotive industry. Foresight intends to demonstrate its ability to enhance the Tier One supplier’s existing stereoscopic vision system by creating a stereo pair using the leading Tier One supplier’s existing camera hardware to generate rich perception.

●	Foresight to Develop Custom 3D Sensor Solution for Leading Israeli Defense Integrator: In February 2022, Foresight announced that it will customize products and solutions for a leading Israeli defense integrator. The defense integrator’s end customer is the IDF. Foresight will develop a customized 3D perception solution to meet the requirements of the IDF, and the company expects to recognize revenues of approximately $250,000 from the project during the first half of 2022.

●	Foresight Establishes Local Subsidiary in Chinese Market: In January 2022, Foresight announced the establishment of Foresight Changzhou, a wholly owned subsidiary, in Jiangsu Province, China. Established together with the China-Israel Changzhou Innovation Park (CIP), this new subsidiary will allow Foresight to expand more easily within the Chinese market. Foresight Changzhou will hire local staff and engineers, potentially resulting in a stronger network with local partners and manufacturers.

●	Foresight Collaborates with SUNWAY-AI to Commercialize Solutions for Chinese Agriculture and Heavy Machinery Markets: In January 2022, Foresight announced the signing of a multiphase business cooperation agreement with SUNWAY-AI, a global Chinese manufacturer of autonomous and unmanned intelligent vehicle products. During the first phase of the cooperation, SUNWAY-AI will evaluate a prototype of Foresight’s QuadSight vision system. Successful completion of the evaluation could lead to a partnership agreement involving cooperation projects to develop and commercialize products for the Chinese agriculture and heavy machinery markets.
●	Eye-Net Mobile Enters Indian Market with First Pilot Project for Fleet Telematics: Eye-Net Mobile, a wholly owned subsidiary of Foresight, announced in January 2022 that it will begin its first pilot project in India with a local telematics company. The Indian telematics (fleet tracking) company will evaluate the performance of the Eye-Net™ Protect collision prediction solution in various scenarios. Successful evaluation could lead to possible commercialization and integration of Eye-Net Protect in the telematics company’s service suite for commercial fleets and government operators of public vehicles.

●	Eye-Net Mobile Selected by Paris2Connect Consortium to Participate in Urban Mobility Experiment: In February 2022, Eye-Net Mobile was selected as one of five winners by the Paris2Connect consortium to participate in an urban mobility experiment in Paris’ Urban Innovation District. Paris2Connect is dedicated to demonstrating how shared urban digital infrastructure can meet the growing needs of the smart city, and the consortium includes ATP France, Aximum, Nokia, RATP Group, and Signify N.V. Eye-Net expects to benefit from testing its solution in an operational environment under real conditions along a 3.5-kilometer route in the center of Paris, France.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Foresight’s and Eye-Net Mobile’s continued expansion into new regions and addressable industries, demonstrating the breadth of their potential markets, the its belief in the potential of the Chinese market and that working seamlessly with local partners, manufacturers and suppliers in China will lead directly to more collaborations and joint undertakings, customization of its products and solutions for a leading Israeli defense integrator, for which the IDF is the end customer, that its technology is expected to replace LiDAR in the defense integrator’s 3D perception products, the expectation of growing interest from customers with specialized requirements, the expected timing of revenues from the IDF project, its intention to demonstrate its ability to enhance the Tier One supplier’s existing stereoscopic vision system, that Foresight Changzhou will allow the Company to expand more easily within the Chinese market, its multiphase business cooperation with SUNWAY-AI and that successful completion of the evaluation could lead to a partnership agreement involving cooperation projects to develop and commercialize products for the Chinese agriculture and heavy machinery markets, and the potential for Eye-Net to commercialize its Eye-Net Protect with respect to its fleet tracking first pilot project in India.. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31, 2022	As of March 31, 2021	As of December 31, 2021
ASSETS

Current assets:
Cash and cash equivalents	$26,722	$31,365	$28,073
Restricted cash	112	-	115
Short term deposits	13,578	25,119	17,513
Marketable equity securities	8	15	12
Other receivables	928	472	660
Total current assets	41,348	56,971	46,373

Non-current assets:
ROU asset	2,516	1,999	2,594
Investment in equity securities	7,096	4,011	4,011
Fixed assets, net	631	402	503
	10,243	6,412	7,108

Total assets	$51,591	$63,383	$53,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$281	$167	$253
Operating lease liability	593	417	587
Other accounts payables	1,611	3,209	1,865
Total current liabilities	2,485	3,793	2,705

Non-current liabilities:
Operating lease liability	2,000	1,586	2,143

Total liabilities	4,485	5,379	4,848

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-	-
Additional paid-in capital	128,634	127,025	128,209
Accumulated deficit	(81,827)	(69,130)	(79,804)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	46,807	57,895	48,405
Non-Controlling Interest	299	109	228
Total equity	47,106	58,004	48,633

Total liabilities and shareholders’ equity	$51,591	$63,383	$53,481

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
Revenues	35	--

Cost of revenues	(27)	--

Gross profit	8	--

Research and development expenses, net	(2,692)	(2,659)

Marketing and sales	(624)	(496)

General and administrative expenses	(1,188)	(1,206)

Operating loss	(4,496)	(4,361)

Financing income (expenses), net	2,472	(1)

Net loss	(2,024)	(4,362)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,
	2022	2021

Net Cash Used in Operating Activities
Loss for the Period	(2,024)	(4,362)

Adjustments to reconcile profit to net cash used in (provided by) operating activities:	(2,805)	2,569

Net cash used in operating activities	(4,829)	(1,793)

Cash Flows from Investing Activities
Changes in short term deposits	3,934	(19,953)

Investment in equity securities	(287)	--

Purchase of fixed assets	(179)	(19)

Net cash provided by (used in) investing activities	3,468	(19,972)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	--	13,508
Proceeds from exercise of warrants	--	595
Proceeds from exercise of options	--	57

Net cash provided by financing activities	--	14,160

Effect of exchange rate changes on cash and cash equivalents	7	198

Decrease in cash and cash equivalents and restricted cash	(1,354)	(7,407)
Cash and cash equivalents and restricted cash at the beginning of the period	28,188	38,772

Cash and cash equivalents and restricted cash at the end of the period	26,834	31,365

 FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Three months ended March 31,
	2022	2021
Share-based payment	497	1,161
Depreciation	51	44
Revaluation of marketable equity securities	(2,793)	27
exchange rate changes on cash and cash equivalents	(7)	(198)
Changes in assets and liabilities:
Increase in other receivables	(268)	(71)
Increase (decrease) in trade payables	28	(224)
Change in operating lease liability	(59)	(165)
Increase (decrease) in other accounts payable	(254)	1,995

Adjustments to reconcile loss to net cash used in operating activities	(2,805)	2,569

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited)

U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
GAAP operating loss	(4,496)	(4,361)

Share-based compensation in research and development	215	480
Share-based compensation in sales and marketing	89	152
Share-based compensation in general and administrative	193	529
Non-GAAP operating loss	(3,999)	(3,200)

GAAP net loss	(2,024)	(4,362)
Share-based compensation expenses	497	1,161
Non-GAAP net loss	(1,527)	(3,201)